October 5, 2007

VIA EDGAR TRANSMISSION

Todd Hardiman
Associate Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	BioSpecifics Technologies Corp. (the “Company”)
Form 10-KSB for the Fiscal Year Ended December 31, 2005, 2004 and 2003
File No. 000-19879

Dear Mr. Hardiman:

Reference is made to your letter of August 22, 2007 and the follow up phone calls from Tabitha Akins.

We are committed to conducting the audit of 2003 as you have indicated. As you have noted in your letter, the performance of the audit is complicated by the fact that our prior auditors, BDO Seidman, LLP, have not been cooperative regarding this matter. The timeline has also been extended due to the fact that the Company only has four employees and limited resources. In order to complete the audit for 2003, we must retrieve our records from our archives, prepare and review the required schedules for our current auditing firm and provide them adequate time to complete their fieldwork. Concurrently, we must close the books for the quarter ended on September 30, 2007, prepare our 10QSB, and allow our auditors sufficient time to review it.

An engagement agreement has been reached with our audit firm and the work pertaining to the 2003 audit is commencing. We anticipate that the results of the audit can be made available by January 31, 2008.

Please feel free to contact me at (516) 593-7000 if you have any questions.

Very truly yours,

BIOSPECIFICS TECHNOLOGIES CORP.

By: /s/ Thomas L. Wegman
Name: Thomas L. Wegman
Title:  President

cc:  Carl A. Valenstein